[SILICON VALLEY LAW GROUP LETTERHEAD]

December 9, 2004



VIA ELECTRONIC MEDIA AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549 - 0405
Attention: Mr. Jeffrey Riedler
	   Assistant Director

Re: Human BioSystems
    Form 10-QSB for the quarter ended September 30, 2004
    File No. 0-28413


Dear Mr. Riedler:

On behalf of Human BioSystems, a corporation formed under the laws of the State of California (the "Company"), we hereby enclose for filing Amendment No. 1 ("Amendment No. 1") to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004 (the "September 10-QSB"). Also enclosed with the hard copy of this letter is a copy of Amendment No. 1 marked to show changes from the September 10-QSB. These changes have been made in response to the comments raised by the Staff in your letter of November 26, 2004 to Harry Masuda, the Company's President and Chief Executive Officer.

The following discussion responds to the matters raised in your letter of November 26th; sections have been designated and paragraphs have been numbered to correspond to the numeration of that letter and each response is proceeded by a reiteration of the specific comment.

General

1. Your most recent Form 10-QSB on file indicates that at September 30, 2004, you had outstanding 38,999,200 shares of common stock outstanding [sic]. Based on the disclosure you provide in this Form 10-QSB we note that you issued 7 million shares of your common stock to Langley Park Investments PLC, which appears to represent approximately 17.9% of your total shares outstanding. Please tell us if you or Langley intend to file a Schedule 13D or Schedule 13G and when such filing will take place. We may have additional comments.

The Company has informed Langley of the need to comply with the securities laws of the United States. We understand that Langley will confer with its U.S. counsel regarding its filing requirements.

2. We note that your registration statement on Form SB-2 (File No. 333-117533) recently went effective. To the extent offerings of your capital stock that are registered in that Form SB-2 are still taking place, please note that you should file a prospectus supplement updating information regarding your issuance of common stock to Langley. In the alternative, please explain to us why no further updates to your registration statement are necessary.

The referenced registration statement relates to the resale of up to 38,000,000 shares of the Company's common stock by Dutchess Private Equities Fund II, L.P.,
a Delaware limited partnership ("Dutchess").   At the present time, Dutchess is
not offering any shares of the Company's common stock. However, prior to such time as Dutchess begins offers and sales of the common stock, the Company will update the registration statement to include any substantive changes from the information currently set forth in the registration statement.

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3. Please tell us why you did not file a Form 8-K under Item 3.02 - Unregistered
Sales of Equity Securities when you entered into the agreement with Langley. In that regard it appears that you may not be eligible to file under Form S-3 of the Securities Act of 1933 for a secondary offering until at least July of 2005. Please advise.

Please note that the changes to Form 8-K that created Item 3.02 disclosures became effective on August 23, 2004. The Company and Langley entered into the Stock Purchase Agreement and issued the 7,000,000 shares of common stock in July 2004, prior to such effective date. Accordingly, the Company believes that it is entitled to utilize Form S-3 for applicable offerings.

Form 10-QSB for the quarter ended September 30, 2004

General

4. For the benefit of your readers and ease of reference, please insert page numbers in your document for the next amended filing and in future filings.

Pursuant to your request, Amendment No. 1 now contains page numbers. The Company and its EDGAR filing agent confirm that all future filings will carry page numbers as well.

Part I - Financial Information, page 1

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9 Liquidity and Capital Resources, page 11

5. Briefly discuss the business & assets of Langley. Indicate when it incorporated and how long it has been engaged in its current business.

We have been informed by representatives of Langley that it was incorporated in February 2004 in England and Wales under the Companies Act 1985, with registration number 5032867. Langley was formed to invest in a diverse portfolio of US small cap companies (defined by Langley management as those public companies having a market capitalization of less than U.K. $100 million). Although Langley's investments are not limited to specific sectors, it has concentrated on mining, oil and gas, energy-related and technology companies since it commenced operations in February 2004. Langley's stated investment objective is to achieve long term capital growth.

A description of Langley's business, assets and history has been added to the section of Amendment No. 1 entitled "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources".

6. Please revise to disclose the percentage the shares you issued to Langley represent of your total shares outstanding. Similarly, please specify what percentage of the total outstanding shares your 512,665 Langley shares represent.

Pursuant to your request, the section of the September Form 10-QSB entitled "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources" has been revised to indicate that the shares issued to Langley constituted 17.9% of the Company's total outstanding common stock as of September 30, 2004, and to indicate that the Langley ordinary shares issued to the Company composed less than one percent of Langley's total issued and outstanding ordinary shares at July 31, 2004.

7. Please revise your disclosure to provide the conversion rate of the British pound Sterling to the US dollar as of the close of business on July 26, 2004.

Pursuant to your request, the section of the September Form 10-QSB entitled "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources" has been revised to indicate that on July 30, 2004 (the actual date of the determination of the conversion rate), the conversion rate of the British pound Sterling to the U.S. dollar was 1.8160. We have corrected the date of the determination of the conversion rate to July 30, 2004 in Amendment No. 1.

8. Provide the basis for the valuation of the Langley shares at 1 British pound per share. We note that at the time of the agreement there was no trading market for the Langley shares.

We have been informed by Langley management that the Langley shares were valued according to the traditional valuation utilized by comparable investment firms - i.e., that these investment trusts traditionally value their shares in initial offerings at U.K. $1.00 per share. The number of shares exchanged with each portfolio company was based upon the valuation by Langley management of each such portfolio company investment.

9. Please describe what type of Langley shares you received. For example, are they common stock or preferred stock. In addition, please briefly describe the material terms of the Langley stock.

The Company received from Langley "ordinary shares" of 1.0p each, pursuant to the terms and conditions set forth in the Stock Purchase Agreement between the Company and Langley (the "Stock Purchase Agreement"). These ordinary shares represent interests in Langley, an investment trust admitted to the London Stock Exchange. The rights of holders of Langley shares are set forth in Langley's
Memorandum of Association.   In general, each holder of Langley shares has one
vote for every ordinary share held. Unless Langley's directors decide otherwise, a holder of ordinary shares may not vote, either personally or by proxy, unless all calls and other amounts payable with respect to the ordinary shares have been paid. Holders of ordinary shares may receive dividends in Langley as and when declared by the directors. In the event of a liquidation of Langley, holders of ordinary shares may receive their pro rata share of any remaining assets. In the event that Langley has more than one class of shares, the rights of the holders of any one class of shares may be varied only with the written consent of holders of three-fourths of the nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of such holders.

A description of the rights of holders of Langley ordinary shares has been added to the section of Amendment No. 1 entitled "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources".

10. We note your disclosure in this section that you anticipate using the funds from the Langley sale to continue growth in your operation. Please describe the specific use of proceeds you intend to employ with the sale of the Langley shares. In addition, please briefly describe the alternative financing methods you considered prior to entering into the arrangement with Langley and the specific reasons describing why you ultimately selected the stock purchase agreement with Langley.

The Company has informed us that the proceeds from the Langley transaction will be utilized to complete the Company's platelet infusion studies that the Company began in 2003, and to resume animal testing for organ preservation. A description of these contemplated uses has been added to the section of Amendment No. 1 entitled "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources".

The Company has authorized us to inform you that it considered a variety of possible financing options prior to entering into the transaction with Langley. As the Company has previously disclosed, it has been in the development stage and has not received any revenue for the past seven years. Since inception, the Company has funded its operations primarily through private and public equity placements. However, in the past year it has become more difficult for the Company to effect equity placements on terms and conditions satisfactory to the Company and its shareholders. The Company was approached by a number of private investors who sought to purchase common stock at significant discounts to market and other potential investors who wanted to receive common stock in advance of forwarding consideration therefor to the Company. None of these alternatives were acceptable to management. The Company selected Langley after due diligence on Langley and its management, including but not limited to a review of a prior fund with similar structure and investment strategies, assembled by the founders of Langley.

A description of the Company's process in the evaluation of alternative financing options and the selection of Langley has been added to the section of Amendment No. 1 entitled "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources".

11. Please describe any lock-up provisions or other restrictions affecting Langley's ability to sell or other wise transfer its 7 million shares of your common stock. In addition, please disclose any obligations to register the resale of such shares of common stock. To the extent you have no such obligations, please so state.

The Stock Purchase Agreement contains a provision prohibiting Langley from selling, transferring or assigning any or all of the Company's shares issued to Langley for a period of two years. The Company has no obligation to register the stock issued to Langley.

A description of these restrictions and the lack of an obligation to register the shares issued to Langley has been added to the section of Amendment No. 1 entitled "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources".

12. We note your disclosure that due to the low trading price of the Langley stock on the London Stock Exchange, you have not sold any of your Langley shares. Please disclose the per share market price of the Langley stock as of a recent date.

On December 1, 2004, the Langley stock closed at 17.50p per share, as quoted by the London Stock Exchange. This recent trading information has been added to the section of Amendment No. 1 entitled "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources".

13. It appears that the shares you issued to Langley represent approximately 18% of your current shares outstanding. In that regard, please consider adding a separate risk factor describing the dilutive risk and consequences such issuance represents. In the alternative, please explain to us why such a description of the risk is not necessary.

Pursuant to your request, a risk factor entitled "The sale of our common stock to langley under the stock purchase agreement will have a dilutive effect" has been added to Amendment No. 1 describing the dilutive risk of the Langley transaction.

Part II - Other information, page 16 Item 2.  Changes in  Securities, page 16

14. We note your disclosure in the Management's Discussion and Analysis section where you state that the 7 million shares of your restricted common stock issued to Langley took place in August 2004. To that end, it appears you should provide the information required by Item 701 of Regulation S-B in this section with respect to your issuance of securities to Langley. Please revise your disclosure accordingly.

Pursuant to your request, the information required by Item 701 of Regulation S-B has been added to the section of Amendment No.1 entitled "Part II, Item 2. Unregistered Sales of Equity Securities and Use of Proceeds".

15. We note your [sic] have not filed the stock purchase agreement with Langley in this Form 10-QSB. Further, it does not appear you have previously filed this agreement. Please file your stock purchase agreement with Langley in an amended filing.

Pursuant to your request, the Stock Purchase Agreement and accompanying Escrow Agreement have been filed as exhibits to Amendment No.1.

We have also attached hereto a letter from the Company with the acknowledgements required in your November 26th letter.

Please contact the undersigned if you have any questions or comments regarding this letter or Amendment No. 1.

                                             Very truly yours,

                                             SILICON VALLEY LAW GROUP


                                             By:/s/ Cathryn S. Gawne
                                                --------------------
                                                Cathryn S. Gawne, Esq.

cc:	Mr. Harry Masuda
	Dustin M. Lewis, CPA


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